Concord & Sage PC

February 14, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: Wintergreen Acquisition Corp.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Wintergreen Acquisition Corp. (the “Company”), a Special Purpose Acquisition Corporation, we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s units, each unit consisting of one ordinary share, par value $0.0001 per share, and one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share of upon consummation of an initial business combination.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show, or in the absence of a roadshow, at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at +1 (858) 568 1696, or email us at liqin@concordsage.com, and paul@concordsage.com. In your correspondences, please copy the Company representative Mr. Bingzhao Tan at bz_tan@macrodm.com.

Very truly yours,

Qin Li, Esq.

cc:	Bingzhao Tan, CFO of Wintergreen Acquisition Corp.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765